Exhibit 99.2

Press Release

FDA approves once-weekly ALTUVIIIO™, a new class of factor VIII therapy for hemophilia A that offers significant bleed protection. This positive event triggers impairment reversal, impacting 2022 IFRS net income; no change on business net income (non-IFRS)

Filing of the 2022 U.S. Form 20-F and French “Document d’Enregistrement Universel” containing the Annual Financial Report

Paris, February 24, 2023. Sanofi announces today the filing of its Form 20-F with the U.S. Securities and Exchange Commission (SEC) and its “Document d’Enregistrement Universel” containing its Annual Financial Report with the French market regulator Autorité des marchés financiers (AMF).

On February 22, 2023, the US Food and Drug Administration (FDA) approved ALTUVIIIOTM. This confirms the significant increase of value of the asset. That decision, which occurred prior to the filing of the French Document d’enregistrement universel and of the Annual Report on Form 20-F, resulted in an adjustment to IFRS net income for the year ended December 31, 2022 as presented in the Sanofi press release issued on February 3, 2023. The adjustment consisted of the reversal of €2,154 million of impairment losses against the intangible assets associated with the Eloctate franchise, in accordance with IAS 36 (Impairment of Assets); the assets had been partially written down in 2019. The adjustment is presented within the line item Impairment of intangible assets in the consolidated income statement; the net impact after tax is a gain of €1,651 million. Cash flows are not impacted by the adjustment. Following the adjustment, for the year ended December 31, 2022, IFRS net income amounts to €8,371 million (versus €6,720 million as per the press release of February 3, 2023); earnings per share (IFRS EPS) amounts to €6.69 (versus €5.37 as per the press release of February 3, 2023); and total equity amounts to €75,152 million (versus €73,512 million as per the press release of February 3, 2023).

Business net income (a non-IFRS financial measure) for the year ended December 31, 2022 is unchanged, as is the amount of the dividend proposed by the Board of Directors held on February 2, 2023.

Updated IFRS figures for 2022 Financial Statements1

	Q4 2022	Change	Change	2022	Change	Change

			at CER			at CER

IFRS net sales reported	€10,725m	+7.3%	+2.6%	€42,997m	+13.9%	+7.0%

IFRS net income reported	€3,111m	+175.1%		€8,371m	+34.5%	—

IFRS EPS reported	€2.48	+175.9%		€6.69	+34.6%	—
Free cash flow(2)	€2,546m	+0.2%		€8,483m	+4.8%	—

Business operating income	€2,724m	+20.7%	+15.0%	€13,040m	+21.7%	+13.3%

Business net income(1)	€2,141m	+23.8%	+17.6%	€10,341m	+25.9%	+17.0%

Business EPS(1)	€1.71	+23.9%	+17.4%	€8.26	+25.9%	+17.1%

Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 9 of February 3, 2023 Press Release). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-IFRS financial measure (definition in Appendix 9 of February 3, 2023 Press Release). The reconciliation of reported IFRS net income to business net income is set forth in the 2022 U.S. Form 20-F page 62 and French “Document d’Enregistrement Universel” page 142; (2) Free cash flow is a non-IFRS financial measure (definition in Appendix 9 of February 3, 2023 Press Release).

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These documents are available on the company’s website: https://www.sanofi.com/en/investors/reports-and-publications/financial-and-csr-reports .

In addition, the Form 20-F is available on the website of the SEC (www.sec.gov) and the “Document d’Enregistrement Universel” is available on the website of the AMF (www.amf-france.org). A hard copy of these documents, each of which contains our complete audited financial statements, may be received free of charge, upon request.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

1.	Updated vs. February 3, 2023 press release

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